SUB-ITEM 77D(a)

                 POLICIES WITH RESPECT TO SECURITY INVESTMENTS

                      JOHN HANCOCK VARIABLE SERIES TRUST I

The Board of Trustees ("Board") of John Hancock Variable Series Trust I ("Trust"), on behalf of the Overseas Equity Fund (previously, the "Global Balanced Fund"), approved a proposal, effective May 1, 2003, that would require that fund to invest, under normal circumstances, at least 80% of its Assets (as defined under Rule 35d-1) in equity securities of companies that are tied economically to countries and regions outside the United States of America.

The Board of the Trust, on behalf of the Small Cap Emerging Growth Fund (previously, the "Small Cap Equity Fund"), approved a proposal, effective May 1, 2003, that would require that fund to invest, under normal circumstances, at least 80% of its Assets (as defined under Rule 35d-1) in companies with market capitalizations that are within the range of capitalizations of companies represented in the Russell 2000 Growth Index.